Exhibit 1

GENTIUM S.p.A.

QUARTERLY REPORT

For the period ended June 30, 2010

GENTIUM S.p.A.
QUARTERLY REPORT, JUNE 30, 2010

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our Form 20-F or other filings with the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, those relating to:

•	our expectations for increases or decreases in expenses;

•	our expectations for the development, manufacturing, and approval of defibrotide or any other products we may acquire or in-license;

•	our expectations for incurring additional capital expenditures to expand our research and development capabilities;

•	our expectations for becoming profitable on a sustained basis;

•	our expectations or ability to enter into marketing and other partnership agreements;

•	our expectations or ability to enter into product acquisition and in-licensing transactions;

•	our estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;

•	our intention to seek additional financing in order to provide funding to continue as a going concern;

•	our expectations or ability to meet the continued listing requirements of the NASDAQ Global Market;

•	our expected losses; and

•	our expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date of this report.  Except as required by applicable laws, we assume no responsibility for updating any forward-looking statements.

PART 1. UNAUDITED FINANCIAL INFORMATION

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands except share and per share data)

	December 31, 2009	June 30, 2010
		(unaudited)
ASSETS
Cash and cash equivalents	€1,392	€6,350
Accounts receivable	3,213	5,022
Accounts receivable from related parties, net	501	808
Inventories, net	1,551	1,805
Prepaid expenses and other current assets	1,431	720
Total Current Assets	8,088	14,705

Property, manufacturing facility and equipment, at cost	21,262	21,286
Less: Accumulated depreciation	11,545	12,190
Property, manufacturing facility and equipment, net	9,717	9,096

Intangible assets, net of amortization	76	67
Available for sale securities	263	262
Other non-current assets	23	22
Total Assets	€18,167	€24,152

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	€4,379	€5,325
Accounts payables to related parties	286	220
Accrued expenses and other current liabilities	1,907	942
Deferred revenues	-	3,409
Current portion of capital lease obligations	67	68
Current maturities of long-term debt	408	1,096
Total Current Liabilities	7,047	11,060

Long-term debt, net of current maturities	3,098	2,222
Capital lease obligation	91	57
Termination indemnities	601	519
Total Liabilities	10,837	13,858

Share capital (no par value as of December 31, 2009 and June 30, 2010; 18,302,617 shares authorized as of December 31, 2009 and June 30 2010; 14,956,317 shares issued and outstanding at December 31, 2009 and June 30, 2010)	106,962	107,610
Other comprehensive loss	-	(1)
Accumulated deficit	(99,632)	(97,315)
Total Shareholders' Equity	7,330	10,294
Total Liabilities and Shareholders’ Equity	€18,167	€24,152

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
Revenues:
Product sales to related party	€-	€-	€195	€-
Product sales to third parties	2,555	6,104	3,332	10,020
Total product sales	2,555	6,104	3,527	10,020
Other revenues	55	-	56	38
Other revenues from related party	-	1,443	41	2,476
Total revenues	2,610	7,547	3,624	12,534

Operating costs and expenses:
Cost of goods sold	1,244	1,820	2,000	2,865
Research and development	362	2,037	1,808	3,451
General and administrative	1,132	1,215	2,760	2,606
Charges from related parties	71	82	141	149
Restructuring charges	-	-	-	953
Depreciation and amortization	209	219	465	447
	3,018	5,373	7,174	10,471
Operating income/(loss)	(408)	2,174	(3,550)	2,063

Foreign currency exchange gain/(loss), net	(40)	195	169	295
Interest expense, net	(40)	(18)	(72)	(41)
Income/(Loss) before income tax expense	(488)	2,351	(3,453)	2,317

Income tax expense	-	-	-	-
Net Income/(Loss)	€(488)	€2,351	€(3,453)	€2,317

Shares used in computing net income/(loss) per share, basic and diluted	14,956,317	14,956,317	14,956,317	14,956,317

Net income/(loss) per share:
Basic and diluted net income/(loss) per share	(0.03)	0.16	(0.23)	0.15

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands)

	Six Months Ended June 30,
	2009	2010
Cash Flows From Operating Activities:
Net income/(loss)	€(3,453)	€2,317
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Write-down of inventory	78	43
Unrealized foreign exchange loss/(gain)	(200)	218
Depreciation and amortization	647	657
Stock based compensation	717	648
Loss on fixed asset disposal	-	6
Release of allowance for doubtful accounts	(340)	(266)
Deferred revenues	-	3,409
Changes in operating assets and liabilities:
Accounts receivable	(1,943)	(2,002)
Inventories	(309)	(297)
Prepaid expenses and other current and noncurrent assets	345	712
Accounts payable and accrued expenses	(826)	(1)
Termination indemnities	(23)	(82)
Net cash provided by (used in) operating activities	(5,307)	5,362

Cash Flows From Investing Activities:
Capital expenditures	(248)	(33)
Acquisition of Crinos assets	(4,000)	-
Net cash used in investing activities	(4,248)	(33)

Cash Flows From Financing Activities:
Repayment of long-term debt	(718)	(188)
Principal payment of capital lease obligations	(32)	(33)
Net cash used in financing activities	(750)	(221)

Increase/(Decrease) in cash and cash equivalents	(10,305)	5,108
Effect of exchange rate on cash and cash equivalents	173	(150)
Cash and cash equivalents, beginning of period	11,491	1,392
Cash and cash equivalents, end of period	€1,359	€6,350

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Notes To Unaudited Financial Statements
 (Amounts in thousands, except share and per share data)

1.    BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:    Gentium S.p.A. (“Gentium,” the “Company,” “we,” or “our”) is a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on single-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation treatments, that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.  We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given orphan status by the FDA and EMEA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide has also been granted fast-track product designation by the FDA for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMEA approved treatments for VOD.

We are currently completing certain preclinical and clinical studies requested by regulatory authorities.  As part of our overall strategy, we anticipate filing for regulatory approval for defibrotide in the U.S. and Europe by the end of our second quarter in 2011.  We are also working closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

The accompanying unaudited financial statements as of June 30, 2010 and for the three and six months ended June 30, 2010 and 2009 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. These financial statements are denominated in the currency of the European Union (the Euro or €). Unless otherwise indicated, all amounts are reported in thousands of Euro or U.S. dollar, except share and per share data.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Reclassification:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual amounts and results could differ from those estimates.

In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of only normal recurring accruals, necessary for a fair statement of our financial position, results of operations, and cash flows. The information included in this form should be read in conjunction with our financial statements and the accompanying notes included in our Annual Report on Form 20-F for the year ended December 31, 2009. Our accounting policies are described in the Notes to the Financial Statements in our 2009 Annual Report on Form 20-F and updated, as necessary, in this Form 6-K. The year-end balance sheet data presented for comparative purposes was derived from audited financial statements, but this Form 6-K does not contain all disclosures required by accounting principles generally accepted in the U.S. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

Segment information:  The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product or product candidates.  The Company’s chief operating decision makers review the profit and loss and manage the operations of the Company on an aggregate basis. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

Cash and Cash Equivalents:     Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Concentration of Credit Risk and Other Risks and Uncertainties:     Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash, cash equivalents, marketable securities and trade receivables. The Company limits investments to short-term low risk instruments. Trade receivables from one foreign customer are guaranteed by a letter of credit from a primary bank institution. The Company has an exposure to credit risk in its trade accounts receivable, which are typically unsecured, from sales of defibrotide through its named-patient and cost recovery programs.   As of June 30, 2010, two customers accounted for approximately 58% and 15% of our accounts receivable, respectively.  For the six-months period ended June 30, 2010, three customers accounted for 55%, 21% and 11% of our product sales to third parties, respectively

The Company is subject to a number of risks, including its ability to successfully obtain regulatory approval for defibrotide, the uncertainty that defibrotide will become a successful commercial product, its ability to generate projected revenue through its named-patient and cost recovery programs, its dependence on corporate partners, its ability to obtain financing, if necessary, and potential changes in the health care industry.

Trade accounts receivable:  Trade accounts receivable are recorded net of allowances for distributors’ fees where we are not invoiced directly and doubtful accounts. Estimates for distributors’ fees are based on contractual terms. Estimates for our allowance for doubtful accounts is determined based on existing contractual payment terms, historical payment patterns of our customers and individual customer circumstances.

Inventories:    Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs.  Inventories are stated at the lower of cost or market, cost being determined on an average cost basis, which approximates the first-in-first-out method. Prior to commencement of selling defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses. Subsequent to signing the agreements associated with the named-patient and cost recovery programs, we capitalized the subsequent costs of manufacturing defibrotide as inventory, including costs to convert existing raw materials to active pharmaceutical ingredients and costs to package and label previously manufactured inventory whose costs had already been expensed as a research and development expense. Until we sell the inventory for which a portion of the costs were previously expensed, the carrying value of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine if a write-down is necessary.

We expense costs relating to the production of clinical products as research and development expense in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs and will continue to do so until we receive an approval letter from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMEA, for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMEA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Property, Manufacturing Facility and Equipment:    Property and equipment are carried at cost, subject to review for impairment of significant assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective assets, ranging from five to twenty years.

The cost of property, manufacturing facility and equipment also includes a proportionate share of the Company’s financing costs. The amount of interest cost to be capitalized for qualifying assets is that portion of the interest cost incurred during the assets’ acquisition periods that could have been avoided if expenditures for the assets had not been made.  Interest expense capitalized is amortized over the same life as the underlying constructed asset.

Computer Software We capitalize costs of computer software obtained for internal use. Such costs are included in property, manufacturing facility and equipment and amortized over the estimated useful life of the software.

Intangibles:    Intangible assets are stated at cost and amortized on a straight-line basis over their expected useful life, estimated to be five to ten years for licenses and trademarks.

Impairment of Long-lived Assets, including Intangibles:  The Company’s long-lived assets consist primarily of intangible assets and property and equipment. The Company evaluates its ability to recover the carrying value of long-lived assets used in its business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company will reduce the carrying amount to the estimated fair value.

Marketable Securities:  The Company’s marketable securities are classified as securities available for sale in non-current assets and are carried at fair value based on market prices. Unrealized gains and losses (which are deemed to be temporary), if any, are reported in other comprehensive income or loss as a separate component of shareholders’ equity.

A decline in the market value of any available for sale securities below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment would be charged to earnings and a new cost basis for the securities established. Factors evaluated to determine if an impairment is other than temporary include significant deterioration in the credit rating, asset quality, or business prospects of the issuer; adverse changes in the general market condition in which the issuer operates; the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment; and any concerns about the issuer’s ability to continue as a going concern.

Revenue Recognition:    The Company recognizes revenue from the sale of products and collaborative arrangements.

Product Sales: Revenues from product sales are recognized when there is persuasive evidence that an arrangement exists, delivery to the customer has occurred and title passes to the customer, the price is fixed or determinable and collectability is reasonably assured. Upon recognition of revenue from product sales, provisions are made for customer incentives such as cash discounts for minimum amounts ordered, distributor fees and expected returns of expired products, as appropriate.

Items deducted from Gross Product Sales:

•
Distributor fees: We entered into an agreement with distributors to manage defibrotide as an investigational drug on a named-patient and cost recovery basis. We recognize a fee to distributors based on a contractually determined fixed percentage of sales. These fees are recorded at the time of the sale and offset against product sales and are typically granted within 60 days after the issuance of a sales report. Distributor fees that are invoiced directly to us are recorded in accrued expenses and other current liabilities in our balance sheets.

•
Cash discounts: We recognize a price discount to a customer if a minimum number of purchase quantities are purchased in a calendar year. We establish a reserve based on estimates of the amounts earned or to be claimed on the related sales, which is classified as accrued expenses and other current liabilities in our balance sheets, and as a reduction of product sales.

•
Product returns: We do not provide our customers with a general right of product return, but permit returns if the product is damaged or defective when received by the customer or if the product has expired. Our estimates for expected returns of expired products are based primarily on an ongoing analysis of historical return patterns. To date there have been no returns due to product expiration.

Collaborative Arrangements: Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Revenues from collaborative arrangements generally include manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

Revenue from non-refundable up-front license fees and milestone payments are recognized as performance occurs and our obligations are completed. In accordance with the specific terms of the Company’s obligations under these arrangements, revenue is recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenue associated with substantive at-risk milestones is recognized based upon the achievement of the milestones as defined in the respective agreements. Revenue from reimbursement of research costs under collaborative arrangements is recognized as the related research and development costs are incurred, as provided for under the terms of these arrangements. Advance payments received in excess of amounts earned are classified as deferred revenue until earned in the balance sheets.

Costs incurred by the Company for shipping and handling are included in cost of goods sold.

The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured.

Research and Development:    Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, employee stock based compensation expenses and allocated facilities and overhead costs, offset by research and development tax credits due from the Italian Tax Authorities.

Clinical Trial Accruals:     The Company accrues for the costs of clinical studies conducted by contract research organizations based on the estimated costs and contractual progress over the life of the individual study. These costs can be a significant component of research and development expenses.

Foreign currency transactions:    The Company has no foreign subsidiaries and, therefore, has no translation adjustment in the financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company’s functional currency, the Euro, are included in the statements of operations.

Share Based Compensation:     The Company has always accounted for share based compensation on the basis of fair value. Compensation expense for awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

From time to time, the Company grants options to persons other than officers, employees and directors, such as consultants.  Equity instruments granted to such persons requires the measuring of the fair value of that instrument at the earlier of either the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete.  Fair value of all option grants are estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price.

Fair Value of Financial Instruments:    The carrying amounts of cash and cash equivalents, accounts receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments. Marketable securities are carried at the market price.

Comprehensive Income/(Loss):  Comprehensive income/(loss) is comprised of net income/(loss) and other comprehensive income or (loss), or OCI.  OCI includes certain changes in stockholders’ equity that are excluded from net income/(loss).  Specifically, we include only unrealized gains or losses on our available for sale securities in OCI.  Other comprehensive income/(loss), net of tax, for the six months periods ended June 30, 2009, and 2010, was €(3,440), and €2,316, respectively.

Income/Loss Per Share: Basic net income/loss per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable from stock options and warrants. In computing diluted income/loss per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The issuance of common stock from stock options and warrants, is not assumed if the result is anti-dilutive, such as when a income/loss is reported

Recently Issued Accounting Standards:

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, or ASU 2009-13. ASU 2009-13 (“the ASU”), amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB Accounting Standards Codification Subtopic 605-25 (previously included within EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires the arrangement consideration to be allocated at the inception of an arrangement to all deliverables using the relative selling price method.  The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable which includes:  (1) vendor-specific objective evidence if available, (2) third party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third party evidence is available.  Moreover, the ASU changes the separability criteria applied in identification of units of accounting, abolishing the criterion that there must be objective and reliable evidence of fair  value of the delivered item(s) for the delivered item to be a separate unit of accounting.  Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor’s multiple-deliverable revenue arrangements.  The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 20100 for the Company).  The changes to the ASC as a result of this update also permit retrospective application for he changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 20100 for the Company).  The changes to the ASC as a result of this update also permit retrospective application for all periods presented.”   The Company is currently evaluating the guidance to determine the impact on the Company’s results of operation, cash flows and financial position.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-17, “Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force” (ASU 2010-17). This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting this pronouncement.

3.    RELATED PARTIES

The Company has significant relationships with two privately owned Italian companies, FinSirton S.p.A. and its wholly owned subsidiary, Sirton Pharmaceuticals S.p.A. FinSirton, the parent company of several businesses, is the Company’s largest shareholder (approximately 25% ownership at June 30, 2010) and was originally the Company’s sole shareholder. The Company’s former Chief Executive Officer and President and a current member on our board of directors, Dr. Laura Ferro, together with members of her family control FinSirton, and previously served as a member of Sirton’s Board of Directors.

Historically, FinSirton and Sirton provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services as well as office space, personnel, administrative services, information technology systems and accounting services.  Although the Company has substantially reduced the functions and activities provided by FinSirton and Sirton, the Company still depends on Sirton for certain infrastructure costs, and quality control.  These service agreements have recurring one year terms that may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term.

The Company has historically sold the active pharmaceutical ingredient form of defibrotide to Sirton, who then manufactured and sold the finished products primarily to one customer, Crinos S.p.A (“Crinos”).  Crinos, pursuant to its distribution agreement with the Company, then sold the finished products throughout Italy under the trademarks Prociclide and Noravid.  In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with the Company’s overall strategy, the Company chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.

In connection with the expiration of the distribution agreement with Crinos, in November 2008, we began limiting Sirton’s manufacturing of defibrotide to uses for our clinical trials and compassionate use programs.

The Company leases space for manufacturing, offices, laboratories and storage facilities from Sirton and FinSirton. These agreements expire on December 31, 2010 and 2013. Total expense under these operating leases for the three- and six-month period ended June 30, 2009 and 2010 amounted to €51 and €48, respectively, and €103 and €96, respectively. See Note 13 for such operating lease commitments.
 For the three- and six-month period ended June 30, 2009 and 2010, the Company had the following transactions with FinSirton and Sirton:

	Three-month period ended June 30,		Six-month period ended June 30
	2009	2010	2009	2010
Revenues
Product sales to related party	€-	€-	€195	€-

Expenses
Cost of goods sold	-	150	-	150
Research and Development	138	-	144	-
Charges from related parties	71	82	141	149
Total	€209	€232	€285	€299

As of December 31, 2009 and June 30, 2010, the Company had the following balances with FinSirton and Sirton:

	December 31, 2009	June 30, 2010
Accounts Receivable - Sirton	€1,382	€1,050
Allowance for doubtful accounts	(1,099)	(833)
Accounts Receivable, net	283	217

Accounts Payable - Sirton	283	217
Accounts Payable - FinSirton	3	3
	286	220

The Company and Sirton formally offset €332 and €673 of payables due to Sirton against the same amount of receivables due from Sirton, for the six-months period ended June 30, 2010 and 2009, respectively.

In 2010, Sirton has been put into liquidation and, on June 28, 2010, Sirton was admitted by the Court of Como to a composition with creditors proceedings ("concordato preventivo").  The final hearing has been scheduled for November 8, 2010. Sirton has proposed that it pay the amounts due to secured creditors in full and pay 18.26% of the amounts due to all unsecured creditors. Sirton’s proposal will be approved if the majority of creditors vote favorably. Our net exposure to Sirton on June 28, 2010 was €849. This amount is not secured and, therefore, if Sirton’s  proposal is approved, we may collect 18.26% or €155.

In 2008 we established an allowance for doubtful accounts of €1,783, which was partially released in 2010 and 2009 for €266 and €684, respectively, as general and administrative expenses. Due to the uncertainty of the outcome of the composition with creditors proceedings (“concordato preventivo”) and taking into account that outstanding payables due to Sirton can be legally offset with accounts receivables due from Sirton, as of June 30, 2010 the allowance for doubtful accounts amounts to €833 and represents the net exposure versus Sirton.

We have not recognized revenue from product sales to Sirton that occurred after March 2008, unless such sales were paid in advance, because one of the criteria indicated by SAB 104 (“collectability is reasonably assured”), was not met. As a result, the Company has significantly eliminated its ongoing activities which result in additional receivables from Sirton and is entering into agreements with alternative customers and contract manufacturers.

The Company is also party to a License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc. pursuant to which we have licensed the right to market defibrotide to treat and prevent VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc.  Sigma-Tau Pharmaceuticals, Inc. is an affiliate of Sigma-Tau Finanziaria S.p.A.  One of our board members, Marco Codella, is the Chief Financial Officer of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A. See Note 4 for more discussion on our relationship with Sigma-Tau.

The accounting policies applied to transactions with affiliates are consistent with those applied in transactions with independent third parties and all related party agreements are negotiated on an arm’s length basis.

4.      COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma-Tau”). Under the multi-year agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America (collectively, the “Americas”). Effective January 7, 2010, the Company expanded the license agreement to include the intravenous formulation of defibrotide to prevent VOD in the Americas and to transfer the New Drug Application (NDA) post approval in the United States.  This license expires on the later of the eighth year of the Company’s launch of the product or the expiration of the U.S. patent regarding the product, which expires in 2010.  In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $19,350, of which €9,173 ($11,350) has been received to date. The amount that has not been received, equal to $8,000, represents a milestone payment of $6,000 due upon approval from the FDA and $2,000 following the transfer of the approved NDA to Sigma-Tau. The agreement also envisions that the Company will produce and supply defibrotide to Sigma-Tau for marketing and distribution in the United States if and when the drug is approved by the FDA. Gentium will receive a 7% royalty on net sale and a supply margin equal to the greater of 31% of net sales of Defibrotide or €.050 per unit in the Americas. Gentium will reimburse $1,000 of costs reimbursed by Sigma-Tau from its future royalty payments due to Gentium under the License and Supply Agreement.

If the Company unilaterally discontinues development of defibrotide to treat VOD (after written notice to Sigma-Tau) and then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the discontinuation, then the Company will be required to promptly reimburse Sigma-Tau for the amounts received. The Company has no intention to discontinue the development of the product.

If during the drug development stages the Company realizes that the activities to bring the product to completion would require a material increase of expenditures, the parties will discuss the increased costs and revisions to the terms of the agreement; if the parties are unable to mutually agree on such revisions, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the termination, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.

On October 12, 2007, the Company and Sigma-Tau entered into a cost sharing agreement to address the need for additional funding not included in the original license and supply agreement. Under this agreement Sigma-Tau will reimburse the Company for 50% of certain costs incurred in the Company’s ongoing Phase III clinical trial of defibrotide to treat severe VOD. We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement.

The following table outlines the nature and amount of other revenue recognized under the cost sharing and license agreements in the accompanying financial statements:

	Three months ended June 30, 2009	Three months ended June 30, 2010	Six months ended June 30, 2009	Six months ended June 30, 2010
Research and development cost reimbursement	€-	€591	€41	€772
Upfront payments recognized ratably	-	852	-	1,704
Total	€-	€1,443	€41	€2,476

The $7.0 million (€5.11 million) up-front payment made by Sigma-Tau in connection with the amendment to the existing license and supply agreement with the Company is recognize ratably through the second quarter of 2011, which is when the Company expects to file an NDA for defibrotide.

The following table outlines the receivable that Sigma-Tau Pharmaceuticals, Inc. has agreed to pay as a reimbursement of costs incurred on Phase III trial for the treatment of severe VOD pursuant to a cost-sharing letter agreement between the Company and Sigma-Tau. The balance was classified as accounts receivable from related parties in the accompanying financial statements:

	December 31, 2009	June 30, 2010
Accounts Receivable from Sigma-Tau	€218	€592

5.    INVENTORIES

The Company’s inventories consisted of:

	December 31, 2009	June 30, 2010
Raw materials	€407	€284
Semi-finished goods	136	74
Finished goods	1,008	1,447
Total	€1,551	€1,805

As of December 31, 2009 and June 30, 2010, respectively, the Company reserved €75 and €43 to adjust a by-product cost to its net realizable value.  Prior to signing the named-patient and cost recovery agreements, all costs associated with the production of defibrotide were expensed as research and development expenses. In connection with completion of the technology transfer with a third party contractors, as of June, 30 2010, inventory include €379 commercial batches which are expected to be sold through named patient and cost recovery programs.

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of:

	December 31, 2009	June 30, 2010
VAT receivables	€581	€88
Tax credit	582	232
Other prepaid expenses and current assets	268	400
Total prepaid expenses and current assets	€1,431	€720

The value added tax (“VAT”) amounts represent a tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT.  The decrease in VAT receivable is due to the utilization of €409 to offset the payment of an equivalent amount of social securities and withholding tax and reimbursement of quarterly VAT credit of €167.

The tax credit of €232 represents government grants due in the form of a tax credit for 2009 research and development activities, which will be utilized in the fourth quarter of 2010 after the Company has filed its 2009 tax return. The decrease in tax credit is due to the utilization of €350 to offset social securities and withholding tax due during first quarter 2010. This amount was received as government grants, in the form of a tax credit, for 2008 research and development activities.

7.    PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

The Company’s property, manufacturing facility and equipment consisted of:

	December 31, 2009			June 30, 2010
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,687	1,327	1,360	2,687	1,365	1,322
Plant and machinery	15,184	8,508	6,676	15,224	8,974	6,250
Industrial equipment	1,269	764	505	1,269	799	470
Other	1,084	562	522	1,082	606	476
Leasehold improvements	325	231	94	325	269	56
Internally Developed Software	685	153	532	685	177	508
Construction in progress	28	-	28	14	-	14
	€21,262	11,545	9,717	21,286	12,190	9,096

As of December 31, 2009 and June 30, 2010 property, manufacturing facility and equipment include €460 of lab instruments acquired under capital lease agreements. The related accumulated depreciation at December 31, 2009 and June 30, 2010 was €138 and €161, respectively.

8.     FAIR VALUE MEASUREMENT

The table below presents information about assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2010 with the valuation techniques the Company utilized to determine such fair value, as required since accounting pronouncement revisions adopted by the Company in 2008. Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets consist of cash and marketable debt securities. Fair values determined based on Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. Level 3 assets or liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

		Fair Value Measurements at June 30, 2010 using
	Total Carrying Value at June 30, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€6,350	€6,350	€-	€-
Available for sale securities	262	262	-	-
Total	€6,612	€6,612	€-	€-

The fair values of our cash and cash equivalents and available for sale securities are determined through market, observable and corroborated sources. Available for sale securities refers to Banca IntesaSanpaolo bonds TV05/10/2004-11.

The carrying amounts of accounts receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

9.    CREDIT FACILITY, LONG-TERM DEBT AND LEASES

Long term debt, net of current maturities consists of:

			December 31, 2009	June 30, 2010
a	)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2014 (1.99% and 2.04% at December 31, 2009 and June 30, 2010, respectively)	2,000	2,000
b	)	Equipment loan secured by marketable securities, bearing interest at the Euribor 3 months rate plus 1.70% due April 2011 (2.40% and 2.47% at December 31, 2009 and June 30, 2010, respectively)	394	263
c	)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2011 (1.90% and 1.97% at December 31, 2009 and June 30, 2010 respectively)	437	437
d	)	Financing loan bearing interest at the Euribor 1 months rate plus 1.00% due December 2011 (1.46% and 1.49% at December 31, 2009 and June 30, 2010, respectively)	222	222
e	)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	145	109
f	)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2011 (1.70% and 1.77% at December 31, 2009 and June 30, 2010, respectively)	113	113
g	)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2011 (1.50% and 1.57% at December 31, 2009 and June 30, 2010, respectively)	110	110
h	)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	85	64
			3,506	3,318
		Less current maturities	(408)	(1,096)
		Total	€3,098	€2,222

The equipment loan in the amount of €437 requires the Company to maintain €5,000 of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with the covenant at December 31, 2009 and June 30, 2010.

The Company’s marketable securities consist of debt securities, which have been pledged to secure the Company’s repayment of the loan from Banca Intesa-Mediocredito S.p.A. The loan agreement requires that pledged securities equal at least 50% of the remaining loan principal at all times. Accordingly, such securities have been gradually released from the pledge as the Company repaid the principal of the loan. The total amount of pledged securities as of December 31, 2009 and June 30, 2010 was €263 and €262, respectively.

The maturities of long-term debt are as follows:

June 30,
2012	€915
2013	507
2014	400
2015	400
2016	-
Total	€2,222

10.     SHAREHOLDERS’ EQUITY

The Company had 14,956,317 ordinary shares (no par value) issued and outstanding as of December 31, 2009 and June 30, 2010, respectively.  On June 30, 2010, the authorized shares were 18,302,617.  Authorized capital is as follows:

	December 31, 2009	June 30, 2010
Issued and out standing	14,956,317	14,956,317
Reserved for share option plans	2,500,000	2,500,000
Reserved for exercise of warrants	846,300	846,300
	18,302,617	18,302,617

On April 28, 2006, our shareholders granted our board of directors the power to increase the capital of our company in cash, up to €90 million of par value, in one or more transactions, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase.  As of June 30, 2010, our board of directors has authorized the issuance of 4,915,171 ordinary shares in connection with this resolution by our shareholders.

On June 30, 2009, our shareholders granted our board of directors the power to increase the capital of our company in cash, up to an amount equal to €100 million on a separable basis, in one or more transactions, for a rights offering, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase.  With the same resolution our shareholders granted our board of directors the power to cancel the par value of the ordinary shares of the Company, which was completed on June 30, 2009. As of June 30, 2010, our board of directors has not authorized the issuance of any shares pursuant to this resolution by our shareholders.

Warrants

A summary of the warrant activity from December 31, 2009 to June 30, 2010 is presented below.

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2009	846,300	€6.29	$11.75
Granted	-	-	-
Exercised	-	-	-
Cancelled	480.564	€6.70	$9.52
Balance, June 30, 2010	365,736	€12.01	$14.73

The following is a summary of outstanding warrants as of June 30, 2010.

	Number of warrant issued	Number of warrant exercised	Number of warrant canceled	Number of warrant outstanding

Warrant issued in conjunction with
Promissory note	503,298	22,734	480,564	-
Initial Public Offering	151,200	107,990	-	43,210
2005 private placement	713,518	713,518	-	-
2006 private placement	466,446	143,920	-	322,526
Total	1,834,462	988,162	480,564	365,736

In conjunction with the convertible promissory notes sold in a private placement from October 2004 to January 2005, the Company issued warrants for the purchase of an aggregate of 503,298 ordinary shares at a purchase price (as adjusted) of $9.52 per share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire on the later of five years and three months from the date of grant or four years and three months from our initial public offering date. Through June 30, 2010, the Company issued 22,734 ordinary shares upon exercise of these warrants for proceeds of $216 (€170). As of June 30, 2010, 480,564 warrants expired.

In connection with its initial public offering (“IPO”), the Company granted warrants to purchase 151,200 ordinary shares to the underwriters for services rendered during the IPO. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through June 30, 2010, we had issued 107,990 ordinary shares upon exercise of these warrants at a price per share of $11.25, for proceeds of $1,215 (€914).

In connection with a private placement in 2005, the Company issued warrants for the purchase of an aggregate of 620,450 ordinary shares at an exercise price of $9.69 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ordinary shares at an exercise price of $9.69 per ordinary share.  As of June 30, 2010, all of the warrants had been exercised and the Company had issued 713,518 ordinary shares underlying these warrants for aggregate proceeds of $6,914 (€5,000).

In connection with a private placement in 2006, the Company issued warrants for the purchase of an aggregate of 388,705 ordinary shares at an exercise price of $14.50 per ordinary share. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 77,741 ordinary shares at an exercise price of $17.40 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through June 30, 2010, we had issued 143,920 ordinary shares upon exercise of these warrants for proceeds of $2,087 (€1,490).

11.      EQUITY INCENTIVE PLANS

The Company currently has two option plans in place: an Amended and Restated 2004 Equity Incentive Plan, which includes an Amended and Restated 2004 Italy Stock Award Sub-Plan, and a 2007 Stock Option Plan (collectively, the “Plans”). The following table lists the balance available by the Plans at June 30, 2010.

	Amended and Restated Non statutory Plan and Agreement	Amended and Restated 2004 Stock Option Plan	2007 Stock Option Plan
Number of shares authorized	60,000	1,500,000	1,000,000
Number of option granted since inception	60,000	1,165,100	854.541
Number of options exercised	60,000	-	-
Number of shares cancelled/expired	-	228,537	904,000
Number of shares available for grant	-	334,900	145,459

The Company issued 1,325,000 stock options under the Plans during the second quarter of 2010, no stock options were issued in the second quarter of 2009. The weighted average grant-date fair market value of options granted to officers, employees, directors and consultants for the three months ended June 30, 2010 and 2009 was $3,60 and not, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The valuation of options granted was based on the following weighted average assumptions:

	Three months ended June 30, 2009	Three months ended June 30, 2010	Six months ended June 30, 2009	Six months ended June 30, 2010
Risk free interest rate	-	2.69%	-	2.69%
Expected dividend yield	-	-	-	-
Expected stock price volatility	-	92.41	-	92.41
Expected term	-	5.68	-	5.68

Stock-based compensation cost is measured at the grant date based on the fair value of the award ultimately expected to vest and is recognized as an expense over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expense of €717 and €648 for the six-month period ended June 30, 2009 and 2010, respectively, as follows:

	Three months ended June 30, 2009	Three months ended June 30, 2010	Six months ended June 30, 2009	Six months ended June 30, 2010
Cost of goods sold	15	21	30	33
Research and development	67	54	135	115
General and administrative	241	294	552	500
Total employee stock-based compensation expense	323	369	717	648

As shared-based compensation expense recognized in the statement of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. Pre-vesting forfeiture percentage was estimated to be approximately zero. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

All of the Company's stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at June 30, 2010. Once vested, options become exercisable immediately.

The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. Some of these inputs are highly subjective assumptions and these assumptions can vary over time. Additionally, the Company has limited historical information available to support its estimate of certain assumptions required to value employee stock options. In developing its estimate of expected term, due to the limited history, the existing historical share option exercise experience is not a particularly relevant indicator of future exercise patterns.  Additionally, due to the limited period that there has been a public market for the Company’s securities, the historical volatility of the Company’s ordinary shares may not be representative of the expected volatility. Finally, the use of implied volatility, the volatility assumption inherent in the market price of a company’s traded options, is not practicable because the Company has no publicly traded options.  In order to determine the expected volatility, the Company analyzed other available information, including the historical experience of a group of stocks in the Company’s industry having similar traits. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company assumed that no dividends would be paid during the expected term of the options.

The Company expects to incur significant non-cash compensation expense for option grants in the future.  As of June 30, 2010, total compensation cost not yet recognized was €3,410, which is expected to be expensed over a remaining weighted average vesting period of 30 months.

The Company applies EITF 96-18 in accounting for options granted to consultants. As of June 30, 2009 and 2010, options outstanding to consultants amounted to 95,000 and 80,000, respectively.

12.    NET INCOME/LOSS PER SHARE

Net income/loss per share is computed using the weighted average number of ordinary shares outstanding during the applicable period.  Because the effect is antidilutive, the Company has excluded from the calculation of diluted net income/loss per share the impact of ordinary equivalent shares resulting from the assumed exercise of stock options and warrants under the treasury stock method.  There is no difference between basic and diluted net income/loss per share for all periods presented.

13.     COMMITMENTS AND CONTINGENCIES

Future minimum lease payments that are non-cancellable under operating and capital leases as of June 30, 2010 are:

	Operating Leases	Capital Leases
June 30, 2011	€104	73
June 30, 2012	16	58
June 30, 2013	15	-
June 30, 2014	8	-
June 30, 2015	-	-
Thereafter	-	-
Total minimum lease payments	€143	131
Less: imputed interest		(6)
Present value of net minimum lease payment		125
Less: Current portion of capital lease payment		(68)
Long term portion of capital lease payment		57

14.   RESTRUCTURING CHARGE

On March 1, 2010, the Company announced management and corporate restructuring changes resulting from a strategic decision to close down its New York office and consolidate the Company’s resources and operations into its headquarters in Como, Italy. The closure of the New York office and consolidation of corporate operations resulted in one time charge of €0.95 million.

PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the financial statements, related notes and other financial information included elsewhere in this annual report. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this annual report. These risks could cause our actual results to differ materially from any future performance suggested below.

OPERATING RESULTS
Overview

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on single-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation treatments, that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.  We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given orphan status by the FDA and EMEA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide has also been granted fast-track product designation by the FDA for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMEA approved treatments for VOD.

We are currently completing certain preclinical and clinical studies requested by regulatory authorities.  As part of our overall strategy, we anticipate filing for regulatory approval for defibrotide in the U.S. and Europe by the end of our second quarter in 2011.  We are also working closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

Historically, we sold defibrotide as an active pharmaceutical ingredient to our affiliate, Sirton, who then filled and finished the defibrotide active pharmaceutical ingredient into ampoule and capsule forms.  Sirton then sold these ampoules and capsules to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG.  Crinos, pursuant to a distribution agreement entered into with us, sold these products throughout Italy, under the trademarks Prociclide and Noravid, to treat and prevent vascular disease with risk of thrombosis in Italy.

In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with our overall strategy, we chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.  In August, 2009, the Italian Health Agency accepted the Company’s request to withdraw the marketing authorization for Prociclide and Noravid but granted an extension of the marketing authorization through May 2010 in order to sell the products that were previously distributed.

In 2009 we launched a named-patient program, administered by IDIS Limited, and a cost recovery program, administered by US Oncology Clinical Development.  Both of these programs are designed to provide defibrotide to patients on a pre-approval compassionate use basis.  For the six months period ended June 30, 2010, sales of defibrotide through these programs amounted to approximately 66% of our total product sales.

In January 2010, we amended and expanded our existing license agreement with Sigma-Tau Pharmaceuticals, Inc. to include the prevention indication of defibrotide for the Americas.  Following this amendment, we decided to close our New York office and consolidate our corporate activities within our headquarters in Italy.

Historically, we have also generated revenue from research and development agreements with co-development partners, from the sale of rights to our intellectual property, and from licensing agreements.  Our licensing agreements have included up-front payments (some of which are paid based on achieving defined milestones), reimbursement of research and development expenses, and royalties from product sales in the licensed territories.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality control expenses, depreciation of our facility and other indirect costs of our facility.  Cost of goods sold has previously included the costs charged by Sirton for manufacturing activities related to the finishing and packaging of two forms of defibrotide, Prociclide and Noravid, that were distributed in the Italian market pursuant to a distribution agreement with Crinos S.p.A.

  We currently generate limited revenue from defibrotide on a compassionate use basis through our named-patient and cost recovery programs. However, absent the need to fund any additional clinical trials, we believe that our cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, together with revenues generated from our named-patient and cost recovery programs, will be sufficient to meet our obligations for at least the next twelve months.  However, if we elect to increase our spending above current plans or perform additional clinical trials, we do not exclude the Company may require additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits of our direct employees, employee stock based compensation expense, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the service. Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter.  We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs.  Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

The successful development of our product candidates is highly uncertain.  We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide or the date of completion of these development efforts.  We cannot reasonably estimate when we may have material net cash inflows from commercial sales of defibrotide to treat or prevent VOD.  We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

•	the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of any interim analysis of any clinical trial that may be permitted by FDA;

•	the uncertainty of clinical trial results; and

•	extensive governmental regulation, both foreign and domestic, for approval of new therapies

If we fail to complete the development of defibrotide to treat or prevent VOD, it will have a material adverse effect on our future operating results and financial condition.  In addition, any failure by us to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

As part of our development of defibrotide, we expect to continue to incur significant costs related to our Phase II//III pediatric prevention trial in Europe and the commencement of any new clinical trials.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could differ from those estimates.

We believe the following policies to be critical to understand our financial conditions and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our primary source of revenue was from the sale of products, named-patient and cost recovery programs and from collaborative arrangements. We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed or determinable, and collectability is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically, our returns have been insignificant. Revenues are recorded net of applicable allowance for contractual adjustments entered into with customers.

Collaborative arrangements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain revenues pursuant to these agreements. Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Revenue associated with substantive at-risk milestones is recognized based upon the achievement of the milestones as defined in the respective agreements.  We defer and recognize as revenue non-refundable payments received in advance that are related to the future performance over the life of the related research project. We recognize reimbursements to fund research and development efforts as the qualified expenditures are made. Finally, royalty revenues are recognized when earned when the applicable sales are made.

Inventories

Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs. We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand. Our reserve level and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value.

In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine if a write-down is necessary. In the context of reflecting inventory at the lower of cost or market, we will record an inventory reserve as soon as a need for such a reduction in net realizable value is determined.

Prior to commencement of selling defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expense. Subsequent to signing the agreements associated with the named-patient and cost recovery programs, we capitalized the subsequent costs of manufacturing defibrotide as inventory, including costs to convert existing raw materials to active pharmaceutical ingredient and costs to package and label previously manufactured inventory whose costs had already been expensed as research and development expense. Until we sell the inventory for which a portion of the costs were previously expensed, the carrying value of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

We expense costs relating to the production of clinical products as research and development expense in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs and will continue to do so until we receive an approval letter from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMEA, for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMEA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of property and equipment. We evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired.

If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will initially review by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets’ fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Research and Development Expenses

We have several activities, and their related costs, that are included in research and development expenses. These activities include primarily salaries and benefits of our direct employees, employee stock based compensation expense, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in continuous communication with our contract research organizations to assess both their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

Stock-Based Compensation

Employee stock-based compensation is estimated at the date of grant based on the employee stock award’s fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period, which is generally the vesting period, in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock, the expected term of the award and the expected forfeiture rate. When establishing an estimate of the expected term of an award, we consider the vesting period of the award, our recent historical experience of employee stock option exercise, the expected volatility and a comparison to relevant peer group data.

We review our assumptions periodically and, as a result, we may change our assumptions used to value share based awards granted in future periods.  Such changes may lead to a significant change in the expense we recognize in connection with share based payments.

In using the option pricing model that we have selected, changes in the underlying assumptions have the following effect on the resulting fair value output:

An increase to the:	Results in a fair value estimate that is:
Price of the underlying share	Higher
Exercise price of option	Lower
Expected volatility of stock	Higher
Risk-free interest rate	Higher
Expected term of option	Higher

In our current valuation, we consider the volatility factor to be an important factor in determining the fair value of the options granted. For options granted in 2010, we have used 92.41% factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves publicly traded in the U.S. market. Significant changes to these estimates could have a material impact on the results of our operations.

Recent Accounting Pronouncements

See Note 2 of our financial statements, “Summary of Significant Accounting Policies to our Financial Statements,” for a discussion of new accounting standards.

Results of Operations

The following table sets forth our results of operations:

(Unaudited, amounts in thousand except shares and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
Revenues:
Product sales to related party	€-	€-	€195	€-
Product sales to third parties	2,555	6,104	3,332	10,020
Total product sales	2,555	6,104	3,527	10,020
Other revenues	55	-	56	38
Other revenues from related party	-	1,443	41	2,476
Total revenues	2,610	7,547	3,624	12,534

Operating costs and expenses:
Cost of goods sold	1,244	1,820	2,000	2,865
Research and development	362	2,037	1,808	3,451
General and administrative	1,132	1,215	2,760	2,606
Charges from related parties	71	82	141	149
Restructuring charges	-	-	-	953
Depreciation and amortization	209	219	465	447
	3,018	5,373	7,174	10,471
Operating income/(loss)	(408)	2,174	(3,550)	2,063

Foreign currency exchange gain/(loss), net	(40)	195	169	295
Interest expense, net	(40)	(18)	(72)	(41)
Income/(Loss) before income tax expense	(488)	2,351	(3,453)	2,317

Income tax expense	-	-	-	-
Net income/(loss)	€(488)	€2,351	€(3,453)	€2,317

Shares used in computing net income/loss per share, basic and diluted	14,956,317	14,956,317	14,956,317	14,956,317

Net income/(loss) per share:
Basic and diluted net income/(loss) per share	(0.03)	0,16	(0.23)	0,15

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Product sales, net

Product sales for the three-month period ended June 30, 2010 were €6.10 million compared to €2.56 million for the same period in 2009, an increase of €3.54 million. The increase was primarily due to the distribution of Defibrotide through the named-patient and cost recovery programs which were initiated in April 2009 and October 2009, respectively. For the three-month periods ended June 30, 2010 and 2009, named-patient and cost recovery programs sales amounted to €3.99 million and €1.04 million, respectively, which are net of €0.66 million and €0.17 million in service fees, respectively.

Active Pharmaceutical Ingredients (API) sales increased to €2.11 million for the three-month period ended June 30, 2010 from €1.52 million for the same period in 2009, reflecting the increase in volume and price on sulglicotide sales.

During the three-month period ended June 30, 2010 and 2009 there were no sales to Sirton, a related party, due to Company’s termination of the supply agreement with Sirton in the second quarter of 2009 and entry into direct sales agreements with Sirton’s customers in order to mitigate the risk associated with Sirton’s poor financial condition.

Other revenues

Other revenues were €1.44 million for the three-month-period ended June 30, 2010 compared to €0.05 million for the same period in 2009. The increase versus the prior year is primarily attributable to an increase in activities that were reimbursed from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to €0.59 million and a ratable recognition of €0.85 million ($1.17 million) of the €5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company. The up-front payment is being recognized ratably through the second quarter of 2011, which is when the Company expects to file an NDA for Defibrotide.

Cost of goods sold

Cost of goods sold was €1.82 million for the three-month period ended June 30, 2010 compared to €1.24 million for the same period in 2009. Cost of goods sold as a percentage of product sales was 30% for the three-month period ended June 30, 2010 compared to 49% for the same period in 2009. The percentage decrease is primarily due to higher margin on defibrotide sold through the named-patient and cost recovery programs.

Research and development expenses

The Company incurred research and development expenses of €2.04 million for the three-month period ended June 30, 2010 compared to €0.36 million for the same period in 2009. 2009 research and development expenses were net of €0.71 million of governments grants in the form of a tax credit, accrued as a reduction of expenses. Excluding such grants, 2009 research and development expenses would have been €1.07 million. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2009 was primarily due to completion of a technology transfer and progress on some pre-clinical and Phase I clinical studies such as reproductive toxicity, hERG channel, QT/QTc as well as obtaining additional data on the pharmacokinetics of defibrotide in healthy volunteers.

General and administrative expenses

General and administrative expenses were €1.21 million for the three-month period ended June 30, 2010 compared to €1.13 million for the same period in 2009. 2010 and 2009 general and administrative expenses include a release of a reserve for doubtful accounts for €0.17 million and for €0.22 million, respectively due to the compensation of accounts receivable against the same amount of account payables due to the counterparty. Excluding the effect of the release of the allowance, general and administrative expenses present a slight increase mainly due to increase in stock based compensation expenses.

Depreciation and amortization expense

Depreciation and amortization expense was €0.22 million for the three-month period ended June 30, 2010 compared to €0.21 million for the comparable period in 2009. Depreciation expense excludes depreciation of our manufacturing facilities which are included in cost of goods sold.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain (loss) is primarily due to remeasurement of U.S. dollar cash balances. The positive result between 2010 and 2009 is due to a more favorable exchange rate in 2010 than in 2009.

Interest expense, net

Interest expense, net, amounted to €0.018 million and €0.040 million for the three-month period ended June 30, 2010 and 2009, respectively. Gross interest income amounted to €0.001 million and €0.007 million for the three-month period ended June 30, 2010 and 2009, respectively, a decrease of €0.006 million. The decrease is a result of a lower amount of invested funds in the 2010 period and decrease in interest rates. Interest expense totalled €0.019 million and €0.047 million for the three-month period ended June 30, 2010 and 2009.

Net income/(loss)

Our net income was €2.35 million for the three-month period ended June 30, 2010 compared to a net loss of €(0.48) million for the comparable period in 2009. The difference was primarily due to higher sales and margin generated through the named-patient and cost recovery programs, increase in other income and revenues (including the ratable recognition as revenue of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company), decrease in general and administrative expense, offset by an increase on research and development expense.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Product sales, net

Product sales for the six-month period ended June 30, 2010 were €10.02 million compared to €3.53 million for the same period in 2009, an increase of €6.49 million. The increase was primarily due to the distribution of defibrotide through the named-patient and cost recovery programs which were initiated in April 2009 and October 2009, respectively. For the six-month period ended June 30, 2010 and 2009, named-patient and cost recovery programs sales amounted to €6.60 million and €1.04 million, respectively, which are net of €1.05 million and €0.17 million in service fees, respectively.

API revenues increased to €3.42 million for the six-month period ended June 30, 2010 from €2.49 million for the same period in 2009, reflecting the increase in volume of sales for sulglicotide and urokinase and price increase on sulglicotide sales.

Sales to a related party, Sirton, for the six-month period ended June 30, 2010 and 2009 represented 0% and 6% of the total product sales, respectively. The decrease in sales to a related party was due to Company’s termination of the supply agreement with Sirton in the second quarter of 2009 and entry into direct sales agreements with Sirton’s customers in order to mitigate the risk associated with Sirton’s poor financial condition.

Other revenues

Other revenues were €2.51 million for the six-month-period ended June 30, 2010 compared to €0.1 million for the same period in 2009. Fluctuation versus the prior period is primarily attributable to an increase in activities that were reimbursed from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to €0.77 million and €0.04 million as of June 30, 2010 and 2009, respectively, and a ratable recognition of €1.70 million ($2.33 million) of the €5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company. The up-front payment is being recognized ratably through the second quarter of 2011, which is when the Company expects to file an NDA for Defibrotide.

Cost of goods sold

Cost of goods sold was €2.87 million for the six-month period ended June 30, 2010 compared to €2.00 million for the same period in 2009. Cost of goods sold as a percentage of product sales was 29% for the six-month period ended June 30, 2010 compared to 57% for the same period in 2009. The percentage decrease is primarily due to higher margins on Defibrotide sold through the named-patient and cost recovery programs.

Research and development expenses

The Company incurred research and development expenses of €3.45 million for the six-month period ended June 30, 2010 compared to €1.81 million for the same period in 2009. 2009 research and development expenses were net of €0.71 million of governments grants in the form of a tax credit, accrued as a decrease of expenses. Excluding such grants, research and development expenses would have been €2.52 million. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2009 was primarily due to the completion of a technology transfer and progress on some pre-clinical and Phase I clinical studies such as reproductive toxicity, hERG channel, QT/QTc as well as obtaining additional data on the pharmacokinetics of defibrotide in healthy volunteers..

General and administrative expenses

General and administrative expenses were €2.61 million for the six-month period ended June 30, 2010 compared to €2.76 million for the same period in 2009. 2010 and 2009 general and administrative expenses include a release of a reserve for doubtful accounts for €0.27 million and for €0.34 million, respectively due to the compensation of accounts receivable against the same amount of account payables due to the counterparty. The slightly decrease in general and administrative expenses was primarily due lower legal expenses, public company expenses and payroll costs.

Restructuring charges

Corporate restructuring charges resulting from a strategic decision to close the Company’s New York office amounted to €0.95 million for the six-month period ended June 30, 2010.

Depreciation and amortization expense

Depreciation and amortization expense was €0.45 million for the six-month period ended June 30, 2010 compared to €0.46 million for the comparable period in 2009. Depreciation expense excludes depreciation of our manufacturing facilities which are included in cost of goods sold.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain (loss) is primarily due to remeasurement of U.S. dollar cash balances. The positive result between 2010 and 2009 is due to a more favorable exchange rate in 2010 and higher cash balance  denominated in U.S. dollar in 2010 versus 2009.

Interest expense,, net

Interest expense, net, amounted to €0.041 million and €0.072 million for the six-month period ended June 30, 2010 and 2009, respectively. Gross interest income amounted to €0.002 million and €0.029 million for the six-month period ended June 30, 2010 and 2009, respectively, a decrease of €0.027 million. The decrease is a result of a lower amount of invested funds in the 2010 period and decrease in interest rates. Interest expense totalled €0.043 million and €0.1 million for the six-month period ended June 30, 2010 and 2009.

Net income/(loss)

Our net income was €2.32 million for the six-month period ended June 30, 2010 compared to a net loss of €(3.45) million for the comparable period in 2009. The difference was primarily due to higher sales and margin generated with launch of the named-patient and cost recovery programs, increase in other income and revenues (including the ratable recognition as revenue of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company), decrease in general and administrative expense offset by an increase on research and development expense.

Liquidity and Capital Resources

As of June 30, 2010, we held a cash balance of $1.78 million that was denominated in U.S. dollars.  During the six-month period ended June 30, 2010, net cash provided by our operating activities amounted to €5.36 million. We used approximately €0.95 million for the closure of our New York office, €0.03 million for capital expenditures and €0.22 million for repayments of long term debt.  We funded these amounts from the following sources:

•	€10.02 million in product sales;

•	approximately €5.11 ($7.00) million from the upfront payment received in connection with the amendment and expansion of the license agreement with Sigma-Tau Pharmaceuticals, Inc.; and

•	€1.39 million from cash available at December 31, 2009.

At June 30, 2010, we had an aggregate of €3.32 million in debt outstanding. Additional information about the maturity and repayment obligations for this debt and interest rate structure and our material commitments for capital expenditures is provided below under “Contractual Obligations and Commitments.”

We expect to devote substantial resources to continue our research and development efforts, on regulatory expenses, and to expand our licensing and collaboration efforts. Our funding requirements will depend on numerous factors including:

•	the scope and results of our clinical trials;

•	whether we are able to commercialize and sell defibrotide for the uses for which we are developing it;

•	advancement of other product candidates in development;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the costs associated with building a future commercial infrastructure;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and results of such litigation; and

•	our ability to establish and maintain additional collaborative arrangements.

We do not expect our revenues to increase significantly until we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide to treat severe VOD and prevent VOD. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide to treat and prevent VOD;

•	the receptivity of the capital markets to financings of biotechnology companies; and

•	our ability to enter into additional collaborative arrangements with corporate and academic collaborators and the success of such relationships.

In the second quarter of 2010 we turned to profitability and decreased our accumulated losses to approximately €97 million.  Absent the need to fund any additional clinical trials, management believes that the Company’s cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license agreement for defibrotide in the Americas, together with revenues generated from the Company’s named-patient and cost recovery programs, will be sufficient to meet the Company’s obligations for at least the next twelve months.  If the Company elects to increase its spending above current plans or perform additional clinical trials, it may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to the Company on favorable terms, if at all.

Italian law provides for limits and restrictions on our issuance of debt securities, described in our risk factor in our Form 20-F for the year ended December 31, 2009 entitled, “We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.”  In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital through a process described in our risk factor entitled, “The process of seeking to raise additional funds is cumbersome, subject to the verification of a notary public as to compliance with our bylaws and applicable law and may require prior approval of our shareholders at an extraordinary meeting.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

During the period ended June 30, 2010, there have been no new contractual obligations as contemplated by Item 303(a)(5) of Regulation S-K, and there have been no material changes to our major contractual obligations and commitments set forth in our latest annual report on Form 20-F.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates.  The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

As of June 30, 2010, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States that we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally have maturity at the date of purchase of less than three months.  We are exposed to exchange rate risk with respect to certain of our cash balances, accounts receivable and accounts payable that are denominated in the U.S. dollar.  As of June 30, 2010 we held a cash balance of $1.78 million, accounts receivable of $1.67 million and accounts payable of $1.93 million that were denominated in U.S. dollars. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. As of June 30, 2010, our foreign currency transactions are minimal and changes to the exchange rate between the U.S. dollar and Euro would have an immaterial affect on our earnings. If the U.S. dollar were 10% stronger against the Euro, our net assets balance would increase by approximately €0.14 million as of  June 30, 2010.

As of June 30, 2010, we had €3.15 million principal amount of floating debts.  Our exposure includes changes in interest rates, as borrowing under our debts bear interest at floating rates based on Euribor plus an applicable margin.  We have managed our interest rate risk by entering into interest cap agreements.  Substantially all of our current revenue generating operations are transacted in, and substantially all of our assets and liabilities are denominated in the Euro.  In the future, we expect to transact business in the United States dollar and other currencies.  The value of the Euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the Euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent we hold assets denominated in U.S. dollars, any appreciation of the Euro against the U.S. dollar could result in a charge to our operating results and a reduction in the value of our assets denominated in U.S. dollars.